Exhibit (a)(1)(B)

FORM OF COVER E-MAILS

From:        JoAnn Covington
To:         All Eligible Option Holders
Subject:     Rocket Fuel Stock Option Exchange Program
Date:        May 13, 2016

I am pleased to announce that today, Rocket Fuel Inc. (“Rocket Fuel” or “we”) launched a voluntary, one-time option exchange program (the “Offer”) to allow eligible option holders who received certain option grants that are now underwater the opportunity to exchange those eligible option grants, whether vested or unvested, for a lesser number of new options with a new exercise price, subject to a new vesting schedule. Options eligible to be exchanged include only those options held by an eligible option holder that were granted on or before December 31, 2015 under our 2013 Equity Incentive Plan or our 2008 Equity Incentive Plan with an exercise price greater than or equal to $3.50 per share and that remain outstanding, unexercised and underwater as of the expiration of the Offer.
You are an eligible option holder if you are an employee of Rocket Fuel or any of its subsidiaries as of the start of the Offer and you remain an employee of Rocket Fuel or any successor entity (or any of their subsidiaries) through the expiration of the Offer. Rocket Fuel's CEO, the non-employee members of our board of directors and our consultants are not eligible to participate in the Offer. The Offer currently is scheduled to expire on June 10, 2016, at 9:00 p.m., Pacific Time, and new options are scheduled to be granted on the next U.S. trading day of our stock following the Offer’s expiration date (the new grant date is currently expected to be June 13, 2016). If your employment is terminated prior to the expiration date of the Offer, you will keep your eligible option grants and the eligible option grants will vest and expire in accordance with their original terms. If your employment terminates after the expiration date of the Offer but prior to the new option grant date, your exchanged options will be cancelled but you will not receive new options.
We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for New Options”, or the “Offer to Exchange,” and election and withdrawal forms, together with their associated instructions. Each of these documents is attached to this e-mail.
We have engaged Stock & Option Solutions, or “SOS,” to help administer the Offer. SOS will be responsible for certain day-to-day logistics of the Offer, including the Offer website. If you are eligible to participate in the Offer, you will receive an e-mail from stock@rocketfuelinc.com today with instructions on how to access the Offer website. Upon receipt, you can log in to the Offer website at https://rocketfuel.equitybenefits.com/ to review the grant information available on the Offer website, including your eligible option grants, the grant dates of your eligible option grants, the number of shares that will be vested for each of your eligible option grants as of June 10, 2016 (assuming your continued service through that date), the exercise price of your eligible option grants and the number of shares of common stock subject to your eligible option grants (assuming you have not exercised any portion of your eligible option grants and remain in service during the offering period). You also can access the “Breakeven Calculator” from the “Make My Elections (Step 1 of 4)” page in the offer website, which will enable you to enter hypothetical future stock prices and see the stock price’s effect on the potential future values of your eligible options or new options.

If you would like to participate in the Offer and wish to make your election online via the Offer website (our preferred method), please do the following:

1.
Access Rocket Fuel’s Offer website by going to https://rocketfuel.equitybenefits.com/ and enter your login id and password. The first time you log into the Offer website, you should use the log in instructions provided to you in a separate e-mail from stock@rocketfuelinc.com, dated May 13, 2016.

2.	After logging into the Offer website, review the information and proceed through to the “Make My Election” page.

3.
On the “Make My Elections (Step 1 of 4)” page, select the appropriate box next to each of your eligible option grants to indicate which eligible option grants you choose to exchange pursuant to the Offer. Select “Yes” to indicate you choose to exchange the eligible option grant in the Offer and “No” if you do not want to exchange the eligible option grant in the Offer.

4.
Proceed through the Offer website following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing and agreeing to the terms of the Offer, submit your election by selecting the “I AGREE” button.

5.
Upon submitting your election, an Election Confirmation will be generated by the Offer website and you will receive a confirmatory e-mail. Please print and keep a copy of the Election Confirmation for your records.

Your election must be received by SOS through the website on or before the expiration date, currently expected to be 9:00 p.m., Pacific Time, on June 10, 2016.
Although we encourage you to submit your election electronically via the Offer website, if you are unable to do so or if you choose not to utilize the Offer website acceptance process, you may submit your election by sending your acceptance via U.S. mail (or other post) or Federal Express (or similar delivery service) at the address indicated in the Offer to Exchange. You do not need to submit an election by mail or Federal Express if you accept the Offer via the Offer website. You can access personalized information regarding the eligible options you hold and the Breakeven Calculator through the Offer website even if you decide to submit your election or withdrawal form to Rocket Fuel by U.S. mail (or other post) or Federal Express (or similar delivery service).

If you choose to participate in the Offer, you will need to deliver a completed election via the Offer website (our preferred method) or via U.S. mail (or other post) or Federal Express (or similar delivery service) to the address indicated in the Offer to Exchange, which must be received by SOS (for website elections) or Rocket Fuel (by mail, Federal Express or other post) no later than 9:00 p.m., Pacific Time, on June 10, 2016 (unless the Offer is extended).
We know that the materials describing the Offer may seem voluminous, but we believe it is important that you carefully review these materials and ask questions as necessary so that you can make an informed decision on whether or not to participate in the Offer. The Offer to Exchange document includes an extensive Q&A section that we hope you will find helpful. If, after reviewing the materials, you still have questions about the Offer, please contact Ken Scully, Senior Director, Stock Administration, at exchange@rocketfuelinc.com or (650) 517-8837 with any questions.
If you do nothing, you will be making a decision not to participate in the Offer and you will retain your eligible option grants under their current terms and conditions. Similarly, if we have not received your properly completed, signed (electronically or otherwise) and dated election before the Offer expires, you will have rejected this Offer and you will keep your eligible option grants under their current terms and conditions.

Neither we nor our board of directors makes any recommendation as to whether you should participate in the Offer, nor have we authorized any person to make such recommendation. Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer.
Thank you,
JoAnn Covington
General Counsel

From: stock@rocketfuelinc.com
To: All Eligible Option Holders
Subject: Rocket Fuel Stock Option Exchange Program Information
Date: May 13, 2016
CONFIDENTIAL
As announced by JoAnn Covington, Rocket Fuel is offering you a voluntary, one-time option exchange program (the “Offer”) to exchange certain outstanding underwater options for a lesser number of new options with a new exercise price, subject to a new vesting schedule.
To help you decide whether to participate in the Offer, please review the Offer documents that were provided to you in JoAnn's e-mail. They are also available via the Offer website. In order to log in to the Offer website, a login id and password has been assigned to you and is listed below.
Offer website address: https://rocketfuel.equitybenefits.com/
Your login id is: [XXXXXXXXXX]
Your password is: [XXXXXXXXX]
If you still have questions about this Offer after reviewing the Offer documents, please contact Ken Scully, Senior Director, Stock Administration, at exchange@rocketfuelinc.com or (650) 517-8837.
If you choose to participate in the Offer, you must complete and submit an online election or submit your hard copy election form to Rocket Fuel via U.S. mail (or other post) or Federal Express (or similar delivery service) before the Offer expires. The Offer currently is scheduled to expire on June 10, 2016, at 9:00 p.m., Pacific Time.
If you choose not to participate, you do not need to take any action and you will keep your outstanding eligible option grants with their current terms and conditions.
Please do not reply to this e-mail message.